Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Hooper Holmes, Inc.:

We consent to the use in this Registration Statement on Form S-4 of our report dated March 9, 2017 (which includes an explanatory paragraph relating to the uncertainty of the Company’s ability to continue as a going concern), with respect to the consolidated balance sheet of Hooper Holmes, Inc. and subsidiaries as of December 31, 2016, and the related consolidated statements of operations, stockholders' (deficit) equity, and cash flows for the year ended December 31, 2016, which report appears in the proxy statement/prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such proxy statement/prospectus.

 /s/ Mayer Hoffman McCann P.C.

Kansas City, Missouri
March 16, 2017